December 5, 2006

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Re:                               United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2005, Filed March 6, 2006

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company”), I am submitting the following correspondence requesting additional time to reply to your letter dated November 20, 2006, to Richard W. Gochnauer (the “Letter”).  Specifically, the Company is requesting permission to have its response to the Letter uploaded via Edgar on or before Tuesday, December 19, 2006 (an additional 10 business days).  The additional time is necessary given several competing business agenda items.

If you need further information or wish to discuss this request, please feel free to contact me at your convenience by telephone at (847) 627-7321 or by fax at (847) 699-7030.

Thank you,

/s/  Kathleen S. Dvorak

Kathleen S. Dvorak
Senior Vice President and Chief Financial Officer